Exhibit 1

For Immediate Release	17 June 2010

WPP PLC ("WPP")

WPP Digital makes strategic investment in Ace Metrix, US-based provider of real time television advertising analytics and competitive intelligence

WPP Digital, the digital arm of WPP,  announces that it has made a strategic investment in Ace Metrix, a leading provider of real time television advertising analytics and competitive intelligence.

Founded in 2009, Ace Metrix is headquartered in Los Angeles, California. WPP joins previous investors Leapfrog Ventures, Hummer Winblad Venture Partners and Palomar Ventures.

In connection with the investment, WPP and Ace Metrix will form a strategic partnership to provide marketers with fast access to in-market television advertising performance metrics. This collaboration will result in the marketing of Ace Metrix syndicated products to clients of WPP companies and the development of new tools and approaches to help marketers increase the effectiveness of their advertising and marketing investments.

This investment continues WPP's strategy of partnering and investing in measurable marketing disciplines.

Contact:
Feona McEwan, WPP	+44 (0)207 408 2204